UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                          IPC Information Systems, Inc.
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                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                    44980K107
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                                 (CUSIP NUMBER)

               Daniel Utevsky, Esq., General Counsel and Secretary
                          IPC Information Systems, Inc.
      Wall Street Plaza, 88 Pine Street, New York, NY 10005 (212) 825-9060
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 October 6, 1995
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               (Page 1 of 5 Pages)

                                                 SCHEDULE 13D
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CUSIP No.  44980K107                                                                              Page 2 of 5 Pages

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1.       NAME OF REPORTING PERSON..............................................................Peter J. Kleinknecht
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON..............................................###-##-####

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) /_/
                                                                                                          (b) /_/

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         PF, 00

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                                     /_/

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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NUMBER                                      7.       SOLE VOTING POWER
OF                                                   2,869,348
SHARES                                      -----------------------------------------------------------------------
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED                                                0
BY                                          -----------------------------------------------------------------------
EACH                                        9.       SOLE DISPOSITIVE POWER
REPORTING                                            2,854,348
PERSON                                      -----------------------------------------------------------------------
WITH                                        10.      SHARED DISPOSITIVE POWER
                                                     0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,869,348

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                                                / /

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.3%

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14.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               (Page 2 of 5 Pages)

                                  SCHEDULE 13D

                    AMENDMENT NO. 1 FOR PETER J. KLEINKNECHT

         This Amendment No. 1 to Schedule 13D relating to IPC Information Systems, Inc. ("IPC") is being filed by Peter J. Kleinknecht pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend Schedule 13D originally filed October 13, 1994. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on
Schedule 13D.

Item 6.  CONTRACTS, ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER
         -----------------------------------

         Item 6 is hereby amended by adding the following after the first sentence of the second paragraph:

         In connection with a refinancing (the "Refinancing") effective on October 6, 1995 with The Chase Manhattan Bank N.A. ("Chase"), with respect to each of the Reporting Person and Richard P. Kleinknecht, (i) 300,000 shares of Common Stock of the Issuer, an amount of the shares of Common Stock equal to approximately 3.4% of the outstanding shares of Common Stock, were released from the previous pledge (to Citibank and NatWest), (ii) the pledge of 425,221 previously pledged shares of Common Stock was transferred to Chase, and (iii) the pledge of 65,000 previously pledged shares of Common Stock was retained by NatWest. As a result of the Refinancing, shares of Common Stock of the Issuer, in an amount equal to approximately 8.2% of the outstanding shares of Common Stock, continue to be pledged, as of October 6, 1995, to secure the debt of the Reporting Person and Richard P.
Kleinknecht and certain companies controlled by them.

         Item 6 is hereby further amended by deleting the third and fourth paragraphs and replacing them as follows:

         The Reporting Person and Richard P. Kleinknecht together with a company controlled by them are guarantors of certain indebtedness of Kleinknecht Electric Company, Inc. (a New York corporation, formerly George Kleinknecht, Inc.) ("KEC") and Kleinknecht Electric Company, Inc. (a New Jersey corporation, formerly GK Telecommunications, Inc.) ("GKT" and collectively with KEC, the "Borrowers") to Chase in connection with the Refinancing. This indebtedness consists of (i) a term loan in the amount of $2,000,000 due Chase and secured by a first and second mortgage transferred from Citibank pursuant to the Refinancing; and (ii) a revolving credit facility in the amount of $2,500,000 from Chase of which approximately $679,587 was borrowed as of October 6, 1995. In addition, a certain mortgage loan from NatWest to the Reporting Person and Richard P. Kleinknecht in the original principal amount of $2,000,000 has an outstanding balance as of October 6, 1995 of $1,308,339 (the "NatWest Mortgage Loan"). As a result of the Refinancing and the NatWest Mortgage Loan, the Borrowers are indebted to NatWest and Chase in the aggregate approximately $4,000,000 which may increase to a maximum of $5,800,000.




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



         The NatWest Mortgage Loan is payable in installments at a rate of 2.5% over NatWest's prime rate. The final installment of the NatWest Mortgage Loan is due on April 1, 1999. The term loan from Chase is payable in installments at a rate of 1.5% over Chase's prime rate. The final installment of the term loan is due in October 1998. The revolving credit facility from Chase is at a rate of 1.5% over Chase's prime rate. All of the above described obligations are current as of October 6, 1995.

         Item 6 is hereby further amended by changing the word "are" in the final clause of the first sentence of the second paragraph to "were" and the words "has satisfied" in the final sentence of the second paragraph to "continues to fulfill".




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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:      October 18, 1995                     /s/ Peter J. Kleinknecht
                                           ---------------------------------
                                                Peter J. Kleinknecht




                               (Page 5 of 5 Pages)